Filed by United Rentals, Inc.

pursuant to Rule 425 under the

Securities Act of 1933, as amended.

Subject of the offer: RSC Holdings Inc.

(Commission File No.: 001-33485)

From: Michael Kneeland

Sent: Tuesday, March 13, 2012

To: Everybody

Subject: Leadership Team After Merger

I want to take this opportunity to share the members of my new leadership team for the combined companies. As we announced in December, I will remain as president and CEO. Reporting to me will be:

Bill Plummer, EVP, CFO

Matt Flannery, EVP, Operations & Sales

Dale Asplund, SVP, Business Services and CIO

Jonathan Gottsegen, SVP, General Counsel and Corporate Secretary

Paul McDonnell, SVP, Trench Safety, Power & HVAC

Craig Pintoff, SVP, Human Resources

Tony Leopold, VP, Integration & Innovation

Other senior management who are committed to sales and operations are:

Juan Corsillo, SVP, Sales & Marketing. Juan is currently RSC’s SVP, Sales, Marketing & Corporate Operations

Joe Dixon, SVP, Field Sales

David Ledlow, SVP, Operations. David is currently RSC’s SVP, Gulf Operations

We are committed to building a “best of the best” organization and I’m very pleased that Juan and David will join our leadership team. Additionally, three RSC directors will be joining the current URI Board, which Jenne Britell will continue to Chair.

Going forward, we will continue to build our “best of” organization by drawing on the talent of both companies. You can expect to hear more from us as we continue to fill out our management structure for the new United Rentals.

Michael

Cautionary Statement Regarding Forward-Looking Statements

This document contains “forward-looking” statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements, as they relate to United Rentals or RSC Holdings, the management of either such company or the transaction, involve risks and uncertainties that may cause results to differ materially from those set forth in the statements. These statements are based on current plans, estimates and projections, and, therefore, you should not place undue reliance on them. No forward-looking statement can be guaranteed, and actual results may differ materially from those projected. United Rentals and RSC Holdings undertake no obligation to publicly update any forward-looking statement, whether as a result of new information, future events or otherwise. Actual results could differ materially from the results contemplated by these forward-looking statements due to a number of factors, including, but not limited to, those described in the documents United Rentals and RSC Holdings have filed with the U.S. Securities and Exchange Commission as well as the possibility that (1) United Rentals and RSC Holdings may be unable to obtain stockholder or regulatory approvals required for the proposed transaction or may be required to accept conditions that could reduce the anticipated benefits of the merger as a condition to obtaining regulatory approvals; (2) the length of time necessary to consummate the proposed transaction may be longer than anticipated; (3) problems may arise in successfully integrating the businesses of United Rentals and RSC Holdings; (4) the proposed transaction may involve unexpected costs; (5) the businesses may suffer as a result of uncertainty surrounding the proposed transaction; and (6) the industry may be subject to future risks that are described in the “Risk Factors” section of the Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and other documents filed from time to time with the Securities and Exchange Commission by United Rentals and RSC Holdings. United Rentals and RSC Holdings give no assurance that it will achieve its expectations and does not assume any responsibility for the accuracy and completeness of the forward-looking statements. The foregoing list of factors is not exhaustive.

ADDITIONAL INFORMATION AND WHERE TO FIND IT

This document is for informational purposes only and is not an offer to purchase nor a solicitation of an offer to sell securities. The solicitation and the offer to purchase shares of RSC Holdings common stock will be made pursuant to a registration statement and joint proxy statement/prospectus forming a part thereof filed with the SEC. A preliminary version of the registration statement and joint proxy statement/prospectus was filed with the SEC by United Rentals on January 17, 2012, which was amended on February 23, 2012. The preliminary version is not yet final and will be amended. Neither this document nor the preliminary registration statement and joint proxy statement/prospectus filed with the SEC is a substitute for the definitive version of the registration statement and joint proxy statement/prospectus or any other documents that United Rentals may file with the SEC or send to stockholders in connection with the proposed transaction. BEFORE MAKING ANY VOTING DECISION, INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE DEFINITIVE VERSION OF REGISTRATION STATEMENT, JOINT PROXY STATEMENT/PROSPECTUS AFTER IT HAS BEEN DECLARED EFFECTIVE AND ALL OTHER RELEVANT DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC IN CONNECTION WITH THE PROPOSED TRANSACTION AS THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION.

You can obtain a free copy of the preliminary joint proxy statement/prospectus, the definitive version of the joint proxy statement/prospectus (when available), and other filings containing information about United Rentals and RSC Holdings, at the SEC’s Internet site (http://www.sec.gov).

Participants in Solicitation

United Rentals, RSC Holdings and their respective directors and executive officers and certain members of management and employees may be deemed to be participants in the solicitation of proxies from the stockholders of United Rentals and RSC Holdings in connection with the proposed transaction. Information about the directors and executive officers of United Rentals and their ownership of United Rentals common stock is set forth in the proxy statement for the United Rentals 2011 annual meeting of stockholders, as filed with the SEC on Schedule 14A on March 31, 2011. Information about the directors and executive officers of RSC Holdings and their ownership of RSC Holdings common stock is set forth in the proxy statement for the RSC Holdings’ 2011 annual meeting of stockholders, as filed with the SEC on Schedule 14A on March 16, 2011. Additional information regarding the interests of those persons and other persons who may be deemed participants in the proposed transaction may be obtained by reading the joint proxy statement/prospectus regarding the proposed transaction. You may obtain free copies of this document as described in the preceding paragraph.